FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2004.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release of March 24, 2004 regarding Nidec Announces Changes in Organization and Senior Management

2. Press release of March 24, 2004 regarding Nidec Sells its 50% stake in JV to Johnson Electric

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 24, 2004 in Kyoto, Japan

Nidec Announces Changes in Organization and Senior Management

Nidec Corporation today announced the following changes in its senior management and organizational structure.

1. Managing Director, Member of the Board (effective April 1, 2004)

  Seizabro Kawaguchi   Current Director, Member of the Board

2. Retiring Board Member (effective March 31, 2004)

Seiji Hashimoto

 Current Managing Director, Member of the Board

Seiji Hashimoto will become Corporate Advisor of Nidec Corporation and Senior Managing Director of Sankyo Seiki Mfg. Co., Ltd. on April 1, 2004.

3. Organizational Change (effective April 1, 2004)

(1)

“Auditing Department” is to be reorganized into “Internal Audit & Management Advisory”.

(2)  “Intellectual Property & Legal Affairs Department” is to be separated into “Intellectual Property Department” and “Legal Department”

(3)  “Financing Group”, currently belonging to “Accounting & Financing Department”, is to be elevated to the department status as “Finance Department”.

(4)

“Planning & Development Control Department” and the “No.2 Development Engineering Department” are to be established in Central Technical Laboratory.

(5)

“No.3 Project & Development Department” and “No.4 Project & Development Department” are to be established in Shiga Technical Center.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 24, 2004, in Kyoto, Japan

Nidec Sells its 50% stake in JV to Johnson Electric

Nidec Corporation (“Nidec”) and Johnson Electric Holding Limited (“Johnson Electric”) have agreed to transfer Nidec’s 50 percent stake in their joint venture, Nidec Johnson Electric Corporation, to Johnson Electric for an undisclosed sum. The joint venture, set up in 2000 to develop and market products for the audio visual market segment, generates US$28 million in annual sales and has developed four new products.

Both Johnson Electric and Nidec agreed that the timing is now right for one of the parents to take over the future development of the joint venture, which produces micro motors at Johnson Electric’s production complex in Shajing, China. The existing customers of Nidec Johnson Electric Corporation will be served directly by Johnson Electric.

Nidec Corporation, New York Stock Exchange Symbol NJ, is also listed on the Tokyo & Osaka stock exchanges (Code 6594). Nidec is a global organization with 70,000 employees in 14 countries and regions with major manufacturing facilities in China, Thailand, Philippines, Vietnam and the U.S.A. Nidec also has its design engineering centers in Japan, China, Taiwan and the U.S.A. Nidec is the market leader in the spindle motor market for hard disk drives, in addition to offering high precision brushless motor products in applications such as CD-ROM,  DVD, and magneto-optical drives and small fans.

Johnson Electric Group is the motor industry growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. The Group employs over 30,000 people in 14 countries, with the majority of the workforce engaged in production activities in China and Mexico. Design engineering centers are located in Hong Kong, Italy, China, Japan, and the USA. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index.

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